UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2025

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

January 29, 2025
Except where otherwise noted, all currency amounts are stated in United States dollars.
METHANEX REPORTS HIGHER PRODUCTION AND ADJUSTED EBITDA IN FOURTH QUARTER 2024
Financial and Production Highlights
•Net income attributable to Methanex shareholders of $45 million and Adjusted EBITDA of $224 million in the fourth quarter. Our average realized price in the fourth quarter was $370 per tonne compared to $356 per tonne in the third quarter of 2024.
•Full year 2024 net income attributable to Methanex shareholders of $164 million and Adjusted EBITDA of $764 million.
•Fourth quarter production of 1,868 kmt was higher than third quarter production of 1,347 kmt driven by higher production from Chile, New Zealand, Geismar, and Egypt.
•In 2024, $50 million was returned to shareholders through regular dividends and the $300 million bond due in December was repaid with cash flows generated from operations. We ended the year with $892 million in cash.
•During the fourth quarter we completed the financing plan for the acquisition of OCI Global's international methanol business ("OCI Acquisition") including renewing and increasing the undrawn credit facility, syndicating a $650 million Term Loan A and issuing a $600 million bond.
•We have been advised by our legal counsel that earlier today OCI Global received a favourable decision from the Delaware Court of Chancery in its dispute with its joint venture partner with respect to the Natgasoline asset (subject to any potential further proceedings or appeal).
VANCOUVER, BRITISH COLUMBIA - For the fourth quarter of 2024, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $45 million ($0.67 net income per common share on a diluted basis) compared to net income of $31 million ($0.35 net income per common share on a diluted basis) in the third quarter of 2024. Adjusted EBITDA for the fourth quarter of 2024 was $224 million and Adjusted net income was $84 million ($1.24 Adjusted net income per common share). This compares with Adjusted EBITDA of $216 million and Adjusted net income of $82 million ($1.21 Adjusted net income per common share) for the third quarter of 2024.
Our average realized price in the fourth quarter was $370 per tonne compared to $356 per tonne in the third quarter of 2024. The increase in our average realized price was driven by tightening market conditions from lower supply compared to the third quarter coupled with steady demand.
For the year ended December 31, 2024, Methanex reported net income attributable to Methanex shareholders of $164 million ($2.39 net income per common share on a diluted basis), Adjusted EBITDA of $764 million and an Adjusted net income of $252 million ($3.72 Adjusted net income per common share). This compares with a net income attributable to Methanex shareholders of $174 million ($2.57 net income per common share on a diluted basis), Adjusted EBITDA of $622 million and an Adjusted net income of $153 million ($2.25 Adjusted net income per common share) for the year ended December 31, 2023.
Rich Sumner, President & CEO of Methanex, said, "2024 was a significant year for Methanex. Thanks to the dedication of our global team, we achieved the best safety performance in the company's history, successfully achieved commercial production at
METHANEX CORPORATION 2024 FOURTH QUARTER NEWS RELEASE                                 PAGE 1

G3, and announced the acquisition of OCI Global's methanol business. Our top priorities for 2025 are operating our assets and supply chain safely, reliably, and efficiently, closing the OCI acquisition and integrating the business, and generating strong cash flows to continue to decrease leverage."
FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the fourth quarter of 2024. It is not a complete source of information for readers and is not in any way a substitute for reading the fourth quarter 2024 Management’s Discussion and Analysis ("MD&A") dated January 29, 2025 and the unaudited condensed consolidated interim financial statements for the period ended December 31, 2024, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended December 31, 2024 are also available on the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,868	1,347	1,779	6,358	6,642
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,455	1,378	1,712	6,094	6,455
Purchased methanol	911	987	890	3,471	3,527
Commission sales	198	258	260	904	1,187
Total sales volume	2,564	2,623	2,862	10,469	11,169

Methanex average non-discounted posted price ($ per tonne) [2]	547	519	421	508	434
Average realized price ($ per tonne) [3]	370	356	322	355	333

Revenue	949	935	922	3,720	3,723
Net income (attributable to Methanex shareholders)	45	31	33	164	174
Adjusted net income [4]	84	82	35	252	153
Adjusted EBITDA [4]	224	216	148	764	622
Cash flows from operating activities	281	210	195	737	660

Basic net income per common share	0.67	0.46	0.50	2.43	2.57
Diluted net income per common share	0.67	0.35	0.50	2.39	2.57
Adjusted net income per common share [4]	1.24	1.21	0.52	3.72	2.25

Common share information (millions of shares)
Weighted average number of common shares	67	67	67	67	68
Diluted weighted average number of common shares	67	68	68	68	68
Number of common shares outstanding, end of period	67	67	67	67	67
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as revenue divided by the total sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, and Adjusted EBITDA are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 14 of our fourth quarter MD&A dated January 29, 2025 for a description of each non-GAAP measure.

METHANEX CORPORATION 2024 FOURTH QUARTER NEWS RELEASE                                 PAGE 2

▪A reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA, Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Net income attributable to Methanex shareholders	$45	$31	$33	$164	$174
Mark-to-market impact of share-based compensation	22	(18)	3	2	16
Gas contract settlement, net of tax	—	—	—	—	(31)
Depreciation and amortization	91	99	100	386	392
Finance costs	49	28	30	133	117
Finance income and other expenses	37	(42)	(11)	(12)	(40)
Income tax expense (recovery)	9	11	(14)	30	1
Asset impairment charge	—	125	—	125	—
Earnings of associate adjustment	3	14	15	43	67
Non-controlling interests adjustment	(32)	(32)	(8)	(107)	(74)
Adjusted EBITDA	$224	$216	$148	$764	$622

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Net income attributable to Methanex shareholders	$45	$31	$33	$164	$174
Mark-to-market impact of share-based compensation, net of tax	19	(15)	3	2	13
Impact of Egypt and New Zealand gas contract revaluation, net of tax	20	(24)	(1)	(4)	(3)
Impact on earnings of associate of gas contract settlement, net of tax	—	—	—	—	(31)
Asset impairment charge, net of tax	—	90	—	90	—
Adjusted net income [1]	$84	$82	$35	$252	$153
Diluted weighted average shares outstanding (millions)	67	68	68	68	68
Adjusted net income per common share [1]	$1.24	$1.21	$0.52	$3.72	$2.25

▪We recorded net income attributable to Methanex shareholders of $45 million in the fourth quarter of 2024 compared to net income of $31 million in the third quarter of 2024. Net income in the fourth quarter of 2024 was higher compared to the prior quarter primarily due to a higher average realized price and the impact of the non-recurring asset impairment expense recorded in the third quarter of 2024. This was offset by lower New Zealand gas sale net proceeds, the negative impact of the mark-to-market adjustments of share-based compensation and gas supply contracts, higher finance costs and the impact of the non-recurring Egypt insurance proceeds recorded in the third quarter of 2024.
▪We sold 2,564,000 tonnes in the fourth quarter of 2024 compared to 2,623,000 tonnes in the third quarter of 2024. Sales of Methanex-produced methanol were 1,455,000 tonnes in the fourth quarter of 2024 compared to 1,378,000 tonnes in the third quarter of 2024. Production was higher than produced sales in the fourth quarter of 2024 due to seasonally higher production in Chile and New Zealand and the start-up timing of G3.
▪Production for the fourth quarter of 2024 was 1,868,000 tonnes compared to 1,347,000 tonnes for the third quarter of 2024. Production was higher in the fourth quarter of 2024 compared to the third quarter of 2024 mainly due to higher production in Chile, New Zealand, Geismar and Egypt which was partially offset by lower production in Trinidad.
▪In the fourth quarter of 2024 we paid a quarterly dividend of $0.185 per common share for a total of $12.5 million.
▪At December 31, 2024, we had a strong liquidity position including a cash balance of $892 million, or $879 million excluding non-controlling interests and including our share of cash in the Atlas joint venture. During the fourth quarter, we repaid the $300 million bond due in December with cash flows generated from operations. We also completed the financing plan for the acquisition of OCI Global's international methanol business including renewing and extending the undrawn credit facility, syndicating a $650 million Term Loan A and issuing a $600 million bond. The new facilities have been structured to provide financial flexibility to support the OCI Acquisition while allowing future de-leveraging.
METHANEX CORPORATION 2024 FOURTH QUARTER NEWS RELEASE                                 PAGE 3

PRODUCTION HIGHLIGHTS

(thousands of tonnes)	Annual Operating Capacity[1]	2024 Production	2023 Production	Q4 2024 Production	Q3 2024 Production	Q4 2023 Production
USA (Geismar) [2]	4,000	2,529	2,142	839	605	587
Trinidad (Methanex interest) [3]	1,960	956	1,074	205	262	283
New Zealand [4]	1,720	670	1,381	143	72	344
Chile	1,700	1,180	993	387	173	403
Egypt (50% interest)	630	460	504	155	93	20
Canada (Medicine Hat)	600	563	548	139	142	142
	10,610	6,358	6,642	1,868	1,347	1,779
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2G3 produced first methanol in July 2024 and passed its commercial and technical performance tests in October 2024.
3The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. The Atlas facility is currently idle. Refer to the Trinidad section below.
4The operating capacity of New Zealand is made up of the two Motunui facilities, one of which is idle. Refer to the New Zealand section below.
Key production and operational highlights during the fourth quarter include:
United States
Geismar produced 839,000 tonnes in the fourth quarter of 2024 compared to 605,000 tonnes in the third quarter of 2024. Production was higher in the fourth quarter with higher production from the Geismar 3 plant. The plant produced first methanol at the end of July and successfully completed its commercial performance tests in early October. In mid-November, a proactive shutdown of G3 was taken to inspect some of the newly commissioned equipment to ensure reliability. The plant successfully restarted and resumed full operating rates in early December.
Trinidad
In Trinidad, the Titan plant, which restarted in late September, produced 205,000 tonnes (Methanex interest) in the fourth quarter of 2024 compared to the 262,000 tonnes produced primarily by the Atlas plant in the third quarter of 2024. Production was lower in the fourth quarter compared to the third quarter due to the Atlas methanol plant being idled in September and the Titan methanol plant resuming operations.
New Zealand
New Zealand produced 143,000 tonnes in the fourth quarter of 2024 compared to 72,000 tonnes in the third quarter of 2024. Production in the fourth quarter was higher compared to the third quarter with the restart of Motunui II in November. In August, operations were temporarily idled as we entered short-term commercial arrangements to provide contracted natural gas into the New Zealand electricity market until the end of October 2024. In the fourth quarter, gas availability was seasonally high, allowing the plant to operate at full rates. Based on the current outlook from our gas suppliers we expect 500,000 to 700,000 tonnes of production from New Zealand in 2025. Future production will be dependent on gas availability and any on-selling of gas into the electricity market to support New Zealand’s energy needs. We are in continuing discussions with our gas suppliers to ensure our contractual entitlements, which are in place until 2029, are being respected as well as engaging with our gas suppliers and government agencies in supporting efforts to improve energy balances in the country.
Chile
Chile produced 387,000 tonnes in the fourth quarter of 2024 compared to 173,000 tonnes in the third quarter of 2024. Production was higher in the fourth quarter compared to the third quarter primarily due to higher gas supply from Argentina as the Southern hemisphere winter months ended and demand for natural gas in the region decreased. We have gas contracts in place with Chilean and Argentinean gas producers until 2030 and 2027, respectively, which underpin approximately 55% of the site's
METHANEX CORPORATION 2024 FOURTH QUARTER NEWS RELEASE                                 PAGE 4

gas requirements year round. We continue to expect seasonality in production but are seeing positive developments making gas available for longer periods. Based on contracted gas, 2025 production is expected to be between 1.3 - 1.4 million tonnes.
Egypt
Egypt produced 310,000 tonnes (Methanex interest - 155,000 tonnes) in the fourth quarter of 2024 compared to 186,000 tonnes (Methanex interest - 93,000 tonnes) in the third quarter of 2024. Production increased compared to the third quarter as temperatures moderated, the gas balances in the country stabilized and we operated at full rates. We are monitoring the gas market closely and would expect to experience some curtailments in 2025, particularly in the summer months, depending on gas supply and demand dynamics.
Canada
Medicine Hat produced 139,000 tonnes in the fourth quarter compared to 142,000 tonnes in the third quarter of 2024.
Outlook
Our expected production guidance for 2025 is approximately 7.5 million tonnes (Methanex interest), which excludes any incremental production from OCI assets post-acquisition closing date. In 2025, production will be impacted by three turnarounds occurring in the first three quarters of 2025. Actual production may vary by quarter based on gas availability, turnarounds, unplanned outages and unanticipated events.
In the first quarter of 2025, we expect significantly higher Adjusted EBITDA compared to the fourth quarter, with produced sales expected to be closer to production levels in the fourth quarter of 2024, and a higher average realized price. Based on our January and February posted prices we expect that our average realized price range will be between approximately $395 to $405 per tonne for these two months.
CONFERENCE CALL
A conference call is scheduled for January 30, 2025 at 11:00 am ET (8:00 am PT) to review these fourth quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (647) 932-3411, or toll free at (800) 715-9871. The conference ID for the call is #2019292. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com/investor-relations/events and will also be available following the call.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This fourth quarter 2024 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the fourth quarter 2024 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
Throughout this document, the Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, and Total debt and lease obligations attributable to Methanex shareholders. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are
METHANEX CORPORATION 2024 FOURTH QUARTER NEWS RELEASE                                 PAGE 5

attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price, the impact of the Egypt and New Zealand gas contract revaluation and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 14 of the Company's MD&A for the period ended December 31, 2024 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2024 FOURTH QUARTER NEWS RELEASE                                 PAGE 6

Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
TSX Trust Company
320 Bay Street
Toronto, Ontario Canada
M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

4
Management's Discussion and Analysis for the Three Months and Year Ended December 31, 2024
At January 28, 2025 the Company had 67,395,212 common shares issued and outstanding and stock options exercisable for 1,421,490 additional common shares.

FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.

This Fourth Quarter 2024 Management’s Discussion and Analysis dated January 29, 2025 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended December 31, 2024 as well as the 2023 Annual Consolidated Financial Statements and MD&A included in the Methanex 2023 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2023 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 1

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,868	1,347	1,779	6,358	6,642
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,455	1,378	1,712	6,094	6,455
Purchased methanol	911	987	890	3,471	3,527
Commission sales	198	258	260	904	1,187
Total sales volume	2,564	2,623	2,862	10,469	11,169

Methanex average non-discounted posted price ($ per tonne) [2]	547	519	421	508	434
Average realized price ($ per tonne) [3]	370	356	322	355	333

Revenue	949	935	922	3,720	3,723
Net income (attributable to Methanex shareholders)	45	31	33	164	174
Adjusted net income [4]	84	82	35	252	153
Adjusted EBITDA [4]	224	216	148	764	622
Cash flows from operating activities	281	210	195	737	660

Basic net income per common share	0.67	0.46	0.50	2.43	2.57
Diluted net income per common share	0.67	0.35	0.50	2.39	2.57
Adjusted net income per common share [4]	1.24	1.21	0.52	3.72	2.25

Common share information (millions of shares)
Weighted average number of common shares	67	67	67	67	68
Diluted weighted average number of common shares	67	68	68	68	68
Number of common shares outstanding, end of period	67	67	67	67	67
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as revenue divided by the total sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, and Adjusted EBITDA are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 14 for a description of each non-GAAP measure.

METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 2

FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Net income attributable to Methanex shareholders	$45	$31	$33	$164	$174
Mark-to-market impact of share-based compensation, net of tax	19	(15)	3	2	13
Impact of Egypt and New Zealand gas contract revaluation, net of tax	20	(24)	(1)	(4)	(3)
Impact on earnings of associate of gas contract settlement, net of tax	—	—	—	—	(31)
Asset impairment charge, net of tax	—	90	—	90	—
Adjusted net income [1]	$84	$82	$35	$252	$153
Diluted weighted average shares outstanding (millions)	67	68	68	68	68
Adjusted net income per common share [1]	$1.24	$1.21	$0.52	$3.72	$2.25
1     The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Non-GAAP Measures on page 14 of the MD&A for reconciliations to the most comparable GAAP measures.

▪We recorded net income attributable to Methanex shareholders of $45 million in the fourth quarter of 2024 compared to net income of $31 million in the third quarter of 2024. Net income in the fourth quarter of 2024 was higher compared to the prior quarter primarily due to a higher average realized price and the impact of the non-recurring asset impairment expense recorded in the third quarter of 2024. This was offset by lower New Zealand gas sale net proceeds, the negative impact of the mark-to-market adjustments of share-based compensation and gas supply contracts, higher finance costs and the impact of the non-recurring Egypt insurance proceeds recorded in the third quarter of 2024.
▪We sold 2,564,000 tonnes in the fourth quarter of 2024 compared to 2,623,000 tonnes in the third quarter of 2024. Sales of Methanex-produced methanol were 1,455,000 tonnes in the fourth quarter of 2024 compared to 1,378,000 tonnes in the third quarter of 2024. Refer to the Supply/Demand Fundamentals section on page 12 of the MD&A for more information.
▪Production for the fourth quarter of 2024 was 1,868,000 tonnes compared to 1,347,000 tonnes for the third quarter of 2024. Production was higher in the fourth quarter of 2024 compared to the third quarter of 2024 mainly due to higher production in Chile, New Zealand, Geismar and Egypt which was partially offset by lower production in Trinidad. Refer to the Production Summary section on page 4 of the MD&A.
▪In the fourth quarter of 2024 we paid a quarterly dividend of $0.185 per common share for a total of $12.5 million.
▪At December 31, 2024, we had a strong liquidity position including a cash balance of $892 million, or $879 million excluding non-controlling interests and including our share of cash in the Atlas joint venture. During the fourth quarter, we repaid the $300 million bond due in December with cash flows generated from operations. We also completed the financing plan for the acquisition of OCI Global's international methanol business including renewing and extending the undrawn credit facility, syndicating a $650 million Term Loan A and issuing a $600 million bond. The new facilities have been structured to provide financial flexibility to support the OCI Acquisition while allowing future de-leveraging.
METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 3

PRODUCTION HIGHLIGHTS

(thousands of tonnes)	Annual Operating Capacity[1]	2024 Production	2023 Production	Q4 2024 Production	Q3 2024 Production	Q4 2023 Production
USA (Geismar) [2]	4,000	2,529	2,142	839	605	587
Trinidad (Methanex interest) [3]	1,960	956	1,074	205	262	283
New Zealand [4]	1,720	670	1,381	143	72	344
Chile	1,700	1,180	993	387	173	403
Egypt (50% interest)	630	460	504	155	93	20
Canada (Medicine Hat)	600	563	548	139	142	142
	10,610	6,358	6,642	1,868	1,347	1,779
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2G3 produced first methanol in July 2024 and passed its commercial and technical performance tests in October 2024.
3The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. The Atlas facility is currently idle. Refer to the Trinidad section below.
4The operating capacity of New Zealand is made up of the two Motunui facilities, one of which is idle. Refer to the New Zealand section below.
Key production and operational highlights during the fourth quarter include:
United States
Geismar produced 839,000 tonnes in the fourth quarter of 2024 compared to 605,000 tonnes in the third quarter of 2024. Production was higher in the fourth quarter with higher production from the Geismar 3 plant. The plant produced first methanol at the end of July and successfully completed its commercial performance tests in early October. In mid-November, a proactive shutdown of G3 was taken to inspect some of the newly commissioned equipment to ensure reliability. The plant successfully restarted and resumed full operating rates in early December.
Trinidad
In Trinidad, the Titan plant, which restarted in late September, produced 205,000 tonnes (Methanex interest) in the fourth quarter of 2024 compared to the 262,000 tonnes produced primarily by the Atlas plant in the third quarter of 2024. Production was lower in the fourth quarter compared to the third quarter due to the Atlas methanol plant being idled in September and the Titan methanol plant resuming operations.
New Zealand
New Zealand produced 143,000 tonnes in the fourth quarter of 2024 compared to 72,000 tonnes in the third quarter of 2024. Production in the fourth quarter was higher compared to the third quarter with the restart of Motunui II in November. In August, operations were temporarily idled as we entered short-term commercial arrangements to provide contracted natural gas into the New Zealand electricity market until the end of October 2024. In the fourth quarter, gas availability was seasonally high, allowing the plant to operate at full rates. Based on the current outlook from our gas suppliers we expect 500,000 to 700,000 tonnes of production from New Zealand in 2025. Future production will be dependent on gas availability and any on-selling of gas into the electricity market to support New Zealand’s energy needs. We are in continuing discussions with our gas suppliers to ensure our contractual entitlements, which are in place until 2029, are being respected as well as engaging with our gas suppliers and government agencies in supporting efforts to improve energy balances in the country.
Chile
Chile produced 387,000 tonnes in the fourth quarter of 2024 compared to 173,000 tonnes in the third quarter of 2024. Production was higher in the fourth quarter compared to the third quarter primarily due to higher gas supply from Argentina as the Southern hemisphere winter months ended and demand for natural gas in the region decreased. We have gas contracts in place with Chilean and Argentinean gas producers until 2030 and 2027, respectively, which underpin approximately 55% of the site's gas requirements
METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 4

year round. We continue to expect seasonality in production but are seeing positive developments making gas available for longer periods. Based on contracted gas, 2025 production is expected to be between 1.3 - 1.4 million tonnes.
Egypt
Egypt produced 310,000 tonnes (Methanex interest - 155,000 tonnes) in the fourth quarter of 2024 compared to 186,000 tonnes (Methanex interest - 93,000 tonnes) in the third quarter of 2024. Production increased compared to the third quarter as temperatures moderated, the gas balances in the country stabilized and we operated at full rates. We are monitoring the gas market closely and would expect to experience some curtailments in 2025, particularly in the summer months, depending on gas supply and demand dynamics.
Canada
Medicine Hat produced 139,000 tonnes in the fourth quarter compared to 142,000 tonnes in the third quarter of 2024.
Outlook
Our expected production guidance for 2025 is approximately 7.5 million tonnes (Methanex interest), which excludes any incremental production from OCI assets post-acquisition closing date. In 2025, production will be impacted by three turnarounds occurring in the first three quarters of 2025. Actual production may vary by quarter based on gas availability, turnarounds, unplanned outages and unanticipated events.

In the first quarter of 2025, we expect significantly higher Adjusted EBITDA compared to the fourth quarter, with produced sales expected to be closer to production levels in the fourth quarter of 2024, and a higher average realized price. Based on our January and February posted prices we expect that our average realized price range will be between approximately $395 to $405 per tonne for these two months.
FINANCIAL RESULTS

For the fourth quarter of 2024, we reported net income attributable to Methanex shareholders of $45 million ($0.67 net income per common share on a diluted basis) compared to net income attributable to Methanex shareholders for the third quarter of 2024 of $31 million ($0.35 net income per common share on a diluted basis) and net income attributable to Methanex shareholders for the fourth quarter of 2023 of $33 million ($0.50 net income per common share on a diluted basis). For the year ended December 31, 2024, we reported net income attributable to Methanex shareholders of $164 million ($2.39 net income per common share on a diluted basis) compared to net income for the same period in 2023 of $174 million ($2.57 net income per common share on a diluted basis).

For the fourth quarter of 2024, we recorded Adjusted EBITDA of $224 million and Adjusted net income of $84 million ($1.24 Adjusted net income per common share). This compares with Adjusted EBITDA of $216 million and Adjusted net income of $82 million ($1.21 Adjusted net income per common share) for the third quarter of 2024 and Adjusted EBITDA of $148 million and Adjusted net income of $35 million ($0.52 Adjusted net income per common share) for the fourth quarter of 2023. For the year ended December 31, 2024, we recorded Adjusted EBITDA of $764 million and Adjusted net income of $252 million ($3.72 Adjusted net income per common share) compared to Adjusted EBITDA of $622 million and Adjusted net income of $153 million ($2.25 Adjusted net income per common share) for the same period in 2023.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price, the impact of the Egypt and New Zealand gas contract revaluations included in finance income and other expenses and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 14 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 5

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Consolidated statements of income:
Revenue	$949	$935	$922	$3,720	$3,723
Cost of sales and operating expenses	(734)	(794)	(772)	(3,009)	(3,068)
New Zealand gas sale net proceeds	32	71	—	103	—
Egypt insurance recovery	—	59	—	59	—
Mark-to-market impact of share-based compensation	22	(18)	3	2	16
Adjusted EBITDA attributable to associate	(3)	29	30	82	135
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(42)	(66)	(35)	(193)	(184)
Adjusted EBITDA	224	216	148	764	622

Mark-to-market impact of share-based compensation	(22)	18	(3)	(2)	(16)
Depreciation and amortization	(91)	(99)	(100)	(386)	(392)
Gas contract settlement, net of tax	—	—	—	—	31
Finance costs	(49)	(28)	(30)	(133)	(117)
Finance income and other expenses	(37)	42	11	12	40
Income tax (expense) recovery	(9)	(11)	14	(30)	(1)
Asset impairment charge	—	(125)	—	(125)	—
Earnings of associate adjustment [1]	(3)	(14)	(15)	(43)	(67)
Non-controlling interests adjustment [2]	32	32	8	107	74
Net income attributable to Methanex shareholders	$45	$31	$33	$164	$174
Net income	$55	$65	$60	$250	$284
1    This adjustment represents the deduction of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility which are excluded from adjusted EBITDA but included in net income attributable to Methanex shareholders.
2    This adjustment represents the add-back of the portion of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our non-controlling interests' share which has been deducted above but is excluded from net income attributable to Methanex shareholders.
Adjusted EBITDA

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 18. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q4 2024 compared with Q3 2024	Q4 2024 compared with Q4 2023	2024 compared with 2023
Average realized price	$33	$113	$206
Sales volume	—	(17)	(31)
Geismar 3 delay costs	3	3	(22)
New Zealand gas sale proceeds, net of gas and fixed costs during idle period	(35)	28	91
Total cash costs	7	(51)	(102)
Increase in Adjusted EBITDA	$8	$76	$142
METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 6

Average realized price

	Three Months Ended			Years Ended
($ per tonne)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Methanex average non-discounted posted price	547	519	421	508	434
Methanex average realized price	370	356	322	355	333

Methanex’s average realized price for the fourth quarter of 2024 was $370 per tonne compared to $356 per tonne in the third quarter of 2024 and $322 per tonne in the fourth quarter of 2023, resulting in an increase of $33 million and an increase of $113 million in Adjusted EBITDA, respectively. For the year ended December 31, 2024, our average realized price was $355 per tonne compared to $333 per tonne for the same period in 2023, increasing Adjusted EBITDA by $206 million. The increase in our average realized price was driven by tightening market conditions from lower supply compared to the third quarter coupled with steady demand.

Refer to the Supply/Demand Fundamentals section on page 12 of the MD&A for more information.
Sales volume
Methanol sales volume excluding commission sales volume in the fourth quarter of 2024 was 1,000 tonnes higher than the third quarter of 2024 and 236,000 tonnes lower than the fourth quarter of 2023. The sales volume in the fourth quarter of 2024 compared to the third quarter of 2024 did not impact Adjusted EBITDA. The decrease in sales volume for the fourth quarter of 2024 compared to the same period in 2023 decreased Adjusted EBITDA by $17 million. For the year ended December 31, 2024, compared to the same period in 2023, methanol sales volume excluding commission sales volume was 417,000 tonnes lower, decreasing Adjusted EBITDA by $31 million. Sales volume may vary quarter to quarter depending on customer requirements and inventory levels as well as the available commission sales volume.
Geismar 3 delay costs
The operating costs related to the delay in start-up of our Geismar 3 project include organizational build-up, take-or-pay obligations on utilities contracts as well as additional recognition of gas hedges. There were no delay costs incurred in the fourth quarter of 2024 following first methanol production in late July, therefore total delay costs were $3 million lower compared to the third quarter of 2024 and $3 million lower compared to the fourth quarter of 2023. The total delay costs for the year ended December 31, 2024 compared to the same period in 2023 were $22 million higher, primarily due to over-hedged gas costs of $16 million which was identified when a portion of our existing natural gas hedges exceeded the expected Geismar site production requirements. This over-hedged gas cost was recorded in the first quarter of 2024 and covered the entire period of the delay.
New Zealand gas sale proceeds, net of gas and fixed costs
In the third quarter of 2024, we entered short-term commercial arrangements to provide available natural gas into the New Zealand electricity market as the country’s overall energy balances were very strained. Adjusted EBITDA for the fourth quarter of 2024 includes $28 million of net proceeds less fixed costs, compared to $63 million in the third quarter of 2024. The total net proceeds less fixed costs for the year ended December 31, 2024 were $91 million. There are no equivalent transactions in the same periods in 2023. This does not include the impact of lost margin on the sale of methanol that was not produced in the period and additional supply chain costs incurred. For additional information, refer to Note 10 of the condensed consolidated interim financial statements.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 7

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q4 2024 compared with Q3 2024	Q4 2024 compared with Q4 2023	2024 compared with 2023
Methanex-produced methanol costs	$6	$(16)	$1
Proportion of Methanex-produced methanol sales	8	(11)	(7)
Purchased methanol costs	6	(8)	(39)
Logistics costs	(3)	(7)	(39)
Egypt insurance recovery	(30)	—	30
Other, net	20	(9)	(48)
Increase (decrease) in Adjusted EBITDA due to changes in total cash costs	$7	$(51)	$(102)
Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol price to reduce our commodity price risk exposure. The variable price component is adjusted by a formula linked to methanol sales prices above a certain level. We also purchase natural gas in North America and are exposed to natural gas spot price fluctuations for the unhedged portion of our gas needs in the region.

For the fourth quarter of 2024 compared to the third quarter of 2024, lower Methanex-produced methanol costs increased Adjusted EBITDA by $6 million. For the fourth quarter of 2024 compared to the same period in 2023, higher Methanex-produced methanol costs decreased Adjusted EBITDA by $16 million. For the year ended December 31, 2024 compared with the same period in 2023, lower Methanex-produced methanol costs increased Adjusted EBITDA by $1 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas cost, changes in spot gas prices which impact the unhedged portion of our North American operations, timing of inventory flows and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase (decrease) in the proportion of Methanex-produced methanol sales results in a decrease (increase) in our overall cost structure for a given period. For the fourth quarter of 2024 compared to the third quarter of 2024 a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $8 million. For the fourth quarter of 2024 compared to the fourth quarter of 2023, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $11 million. For the year ended December 31, 2024 compared with the same period in 2023, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $7 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume and regional mix of sourcing for purchased methanol. For the fourth quarter of 2024 compared to the third quarter of 2024, the impact of lower purchased methanol costs increased Adjusted EBITDA by $6 million. For the fourth quarter of 2024 compared to the fourth quarter of 2023, the impact of higher purchased methanol costs decreased Adjusted EBITDA by $8 million. For the year ended December 31, 2024 compared with the same period in 2023, higher purchased methanol costs decreased Adjusted EBITDA by $39 million.
METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 8

Logistics costs
Logistics costs include the cost of transportation, storage and handling of product, and can vary from period to period primarily depending on the levels of production from each of our production facilities, the resulting impact on our supply chain, and variability in bunker fuel costs. Logistics costs for the fourth quarter of 2024, compared with the third quarter of 2024, decreased Adjusted EBITDA by $3 million and for the fourth quarter of 2024 compared to the fourth quarter of 2023, decreased Adjusted EBITDA by $7 million, primarily due to lower contribution from backhaul ocean freight journeys earned from third parties. Logistics costs for the year ended December 31, 2024 were $39 million higher compared to the same period in 2023. Higher logistics costs for the year ended December 31, 2024 compared to the same period in 2023 were due to the mix of production from various plants, unplanned outages, and the impact on ocean freight of longer supply routes.
Egypt insurance recovery
We experienced an outage at the Egypt plant from October 2023 to February 2024. The insurance recovery of $30 million (Methanex share) was recognized in the third quarter of 2024 which partially offsets repair costs charged to earnings and lost margins incurred in the fourth quarter of 2023 and first quarter of 2024. For additional information, refer to Note 11 of the condensed consolidated interim financial statements.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. The impact of other costs increased Adjusted EBITDA by $20 million during the fourth quarter of 2024 compared to the third quarter of 2024 and decreased Adjusted EBITDA by $9 million compared to the fourth quarter of 2023. For the year ended December 31, 2024 compared with the same period in 2023, other costs decreased Adjusted EBITDA by $48 million. The decrease in other costs during the fourth quarter of 2024 compared to the third quarter of 2024 is primarily driven by lower transaction costs relating to the OCI Acquisition and by the increase in production in the quarter, which caused lower unabsorbed costs to be recorded in the fourth quarter of 2024. In addition, there were $4 million of New Zealand restructuring costs recorded in the third quarter of 2024 with no equivalent transaction in the fourth quarter of 2024. The increase in other costs during the fourth quarter of 2024 compared to the fourth quarter of 2023, and for the year ended December 31, 2024 compared with the same period in 2023 is primarily driven by higher costs relating to the OCI Acquisition and by higher unabsorbed costs in 2024 compared to 2023.
Mark-to-Market Impact of Share-based Compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Years Ended
($ millions except share price)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Methanex Corporation share price [1]	$49.94	$41.34	$47.36	$49.94	$47.36
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	3	4	4	21	19
Mark-to-market impact [2]	22	(18)	3	2	16
Total share-based compensation expense (recovery), before tax	$25	$(14)	$7	$23	$35
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.
2For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 9

Depreciation and Amortization

Depreciation and amortization was $91 million for the fourth quarter of 2024 compared to $99 million for the third quarter of 2024 and $100 million for the fourth quarter of 2023. Compared to the third quarter of 2024, depreciation and amortization in the fourth quarter of 2024 was lower as a higher production volume increased the level of depreciation inventoried. Depreciation and amortization for the year ended December 31, 2024 was $386 million compared to $392 million in the same period in 2023.
Finance Costs

	Three Months Ended			Years Ended
($ millions)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Finance costs before capitalized interest	$51	$44	$45	$184	$172
Less capitalized interest	(2)	(16)	(15)	(51)	(55)
Finance costs	$49	$28	$30	$133	$117

Finance costs are primarily comprised of interest on borrowings and lease obligations.

Finance costs were higher compared to the third quarter of 2024 and the fourth quarter of 2023 due to financing fees incurred on a bridge facility entered into in October 2024 to support the OCI Acquisition and additional interest on new debt issued (see Note 5 of the fourth quarter 2024 condensed consolidated interim financial statements for more information). Capitalized interest was lower compared to the third quarter of 2024 and the fourth quarter of 2023 as G3 plant completed its commercial performance tests early in the quarter, whereupon interest ceased to be capitalized. For the year ended December 31, 2024, Finance costs were higher due to the increased financing fees to support the OCI Acquisition compared to the same period in 2023. Refer to the Liquidity and Capital Resources section on page 13.
Finance Income and Other Expenses

	Three Months Ended			Years Ended
($ millions)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Finance income and other before gas supply contract mark-to-market impact	$(6)	$9	$9	$9	$31
New Zealand gas contract mark-to-market impact	(27)	$35	—	9	—
Egypt gas supply contract mark-to-market impact	(4)	$(2)	2	(6)	9
Finance income and other expenses	$(37)	$42	$11	$12	$40
Finance income and other expenses was lower during the fourth quarter of 2024 compared to the third quarter of 2024 and the fourth quarter of 2023 primarily due to the mark-to-market impact on the New Zealand and Egypt gas supply contracts, the impact of changes in foreign exchange rates and changes in interest income earned on cash balances. Refer to Note 9 and Note 10 of the fourth quarter 2024 condensed consolidated interim financial statements for more information.
METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 10

Income Taxes

A summary of our income taxes for the fourth quarter of 2024 compared to the third quarter of 2024 and the year ended December 31, 2024 compared to the same period in 2023 is as follows:

	Three Months Ended December 31, 2024		Three Months Ended September 30, 2024
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2]	Per consolidated statement of income	Adjusted [1,2]
Income before income tax	$64	$99	$76	$116
Income tax expense	(9)	(15)	(11)	(34)
Net income	$55	$84	$65	$82
Effective tax rate	14%	15%	14%	29%

	Year Ended December 31, 2024		Year Ended December 31, 2023
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2]	Per consolidated statement of income	Adjusted [1,2]
Income before income tax	$280	$325	$286	$199
Income tax expense	(30)	(73)	(2)	(46)
Net income	$250	$252	$284	$153
Effective tax rate	11%	22%	1%	23%
1     Adjusted effective tax rate is a non-GAAP ratio and is calculated as adjusted income tax expense or recovery, divided by adjusted net income before tax.
2     Adjusted net income before income tax and Adjusted income tax expense are non-GAAP measures. Adjusted effective tax rate is a non-GAAP ratio. These do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management uses these to assess the effective tax rate. These measures and ratios are useful as they are a better measure of our underlying tax rate across the jurisdictions in which we operate.
We earn the majority of our income in the United States, New Zealand, Trinidad, Chile, Egypt and Canada. Including applicable withholding taxes, the statutory tax rate applicable to Methanex in the United States is 22%, New Zealand is 28%, Trinidad is 38%, Chile is 35%, Egypt is 32.5% and Canada is 24.5%. We accrue for withholding taxes that will be incurred upon distributions from our subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 15% for the fourth quarter of 2024 and 29% for the third quarter of 2024. For the twelve month period ended December 31, 2024 compared to the same period in 2023, the effective tax rate based on Adjusted net income was 22% and 23%, respectively. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar.

METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 11

The following table shows a reconciliation of Adjusted net income before tax and Adjusted income tax to Net income and Income taxes, the most directly comparable measures in the financial statements. For more information, refer to the Additional Information - Non-GAAP Measures section on page 14.

	Three Months Ended		Year Ended
($ millions)	Dec 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Net income	$55	$60	$250	$284
Adjusted for:
Income tax expense (recovery)	9	(14)	30	1
Loss (earnings) from associate	6	(14)	(38)	(99)
Share of associate's (loss) income before tax	(10)	21	54	152
Net income before tax of non-controlling interests	(12)	(11)	(93)	(103)
Mark-to-market impact of share-based compensation	22	3	3	16
Impact of Egypt gas contract revaluation	2	(1)	3	(5)
Impact of New Zealand gas contract revaluation	27	—	(9)	—
Asset impairment charge	—	—	125	—
Gas contract settlement	—	—	—	(47)
Adjusted net income before tax	$99	$44	$325	$199

Income tax (expense) recovery	$(9)	$14	$(30)	$(1)
Adjusted for:
Inclusion of our share of associate's adjusted tax recovery (expense)	4	(7)	(15)	(37)
Removal of non-controlling interest's share of tax expense (recovery)	2	(16)	6	(7)
Tax on mark-to-market impact of share-based compensation	(3)	—	—	(3)
Tax on impact of Egypt gas contract revaluation	(1)	—	(1)	2
Tax on impact of New Zealand gas contract revaluation	(8)	—	2	—
Tax on asset impairment charge	—	—	(35)	—
Adjusted income tax expense	$(15)	$(9)	$(73)	$(46)
SUPPLY/DEMAND FUNDAMENTALS
Demand
In the fourth quarter, global methanol demand increased driven mainly by increasing methanol to olefins operating rates through the quarter. Traditional chemical and energy applications demand was overall stable.

Over the long term, we believe that traditional chemical demand for methanol is influenced by the strength of global and regional economies and industrial production levels. We believe that demand for energy-related applications will be influenced by energy prices, pricing of end products, and government policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The demand outlook for methanol as a marine fuel continues to grow. Based on current dual-fueled vessels operating coupled with the order book for new builds and retrofits, we expect there will be over 350 ships capable of running on methanol on the water in the next five years. Actual methanol consumption from marine applications will depend on regulations, relative economics versus other fuels, and other factors. The future operating rates and methanol consumption from MTO producers will depend on a number of factors including the pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.
METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 12

Supply
Supply remained constrained in the fourth quarter with tight market conditions in the Atlantic underpinned by low operating rates. In the Pacific basin, market dynamics tightened throughout the fourth quarter with increasing supply constraints, particularly from Iran.

We expect limited capacity additions in the next five years. In North America, our new 1.8 million tonne Geismar 3 facility successfully produced first methanol in late July 2024 and is now operating at full rates. With the shutdown of Atlas and the restart of Titan in September 2024 the overall production in Trinidad is lower by approximately 1 million tonnes annually. In Malaysia, a 1.8 million tonne plant started up in early 2025. In Iran, projects under development are showing slow progress due to technical and financing challenges from sanctions and the operating rates of existing methanol plants are constrained by gas availability due to depleting gas fields. China has planned capacity additions which we expect will be somewhat offset by the closure of some inefficient older plants. New capacity built in China is expected to be consumed domestically as China requires methanol imports to meet growing demand.
Methanol Price
Our average realized price in the fourth quarter of 2024 was $370 per tonne compared to $356 per tonne in the third quarter of 2024.

Future methanol prices will depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.
The following table outlines our recent regional non-discounted posted prices. Methanol is a global commodity and future methanol prices are directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy and derivatives prices, pricing of end products and government regulations and policies. Methanol industry supply is impacted by the cost and availability of feedstock, methanol industry operating rates and new methanol industry capacity additions.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Feb 2025	Jan 2025	Dec 2024	Nov 2024	Oct 2024
North America	891	891	832	785	738
Europe [2]	722	722	625	625	625
Asia Pacific	420	410	400	400	400
China	400	400	380	380	380
1    Discounts from our posted prices are offered to customers based on    various factors.
2    €700 for Q1 2025 (Q4 2024 – €570) converted to United States dollars.
LIQUIDITY AND CAPITAL RESOURCES
We operate in a highly competitive commodity industry and are committed to maintaining a strong balance sheet and financial flexibility. At December 31, 2024, our cash balance was $892 million, or $879 million excluding non-controlling interest portion of $20 million but including our share of cash held by the Atlas joint venture of $7 million. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We continuously evaluate the liquidity requirements needed to achieve our strategic objectives, including our capital expenditures.
The Company has access to a $500 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions. In the fourth quarter, to support the OCI Acquisition, the Company renewed the $500 million revolving credit facility and increased it to $600 million, and a term loan commitment of $650 million was added. Both are subject to the closing of the OCI Acquisition. Additionally, the Company's wholly-owned subsidiary, Methanex US Operations Inc., issued $600 million of senior unsecured notes bearing a coupon of 6.25% and due March 2032. Subsequently, the 364-day bridge facility entered into early in the quarter was extinguished. The $600 million senior unsecured notes are subject to a special mandatory redemption if either (1) the OCI Acquisition is not completed within the time period required by the related acquisition agreement, as it may be extended (but in no event later than May 31, 2026) or (2) Methanex publicly announces that it will not proceed with the OCI Acquisition for any reason, as further described in the terms of the notes. The OCI Acquisition financing has been structured to allow the flexible repayment of the term loan commitment to support our capital allocation priority to de-lever. During the fourth quarter, we also repaid the $300 million bond that was due in December 2024.

METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 13

A summary of our sources and uses of cash for the three months and year ended December 31, 2024, compared to the same periods in 2023, is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2024	Dec 31 2023	Variance	Dec 31 2024	Dec 31 2023	Variance
Cash provided by operating activities	$281	$195	$86	$737	$660	$77
Cash provided (used) in financing activities	96	(166)	262	(204)	(551)	347
Cash provided (used) in investing activities	4	(100)	104	(100)	(509)	409
Increase (decrease) in cash and cash equivalents	$381	$(71)	$452	$433	$(400)	$833

Cash flows from operating activities in the fourth quarter of 2024 were $281 million compared to $195 million for the fourth quarter of 2023. Cash flows from operating activities were higher in the fourth quarter of 2024 compared to the fourth quarter of 2023 primarily due to the collection of gas sales and Egypt insurance proceeds.

Cash flows provided by financing activities in the fourth quarter of 2024 were $96 million compared to $166 million used in financing activities for the fourth quarter of 2023. Cash flows from financing activities were higher in the fourth quarter of 2024 compared to the fourth quarter of 2023 primarily due the issuance of our $600 million senior unsecured notes in the fourth quarter in 2024, offset partially by the repayment of our $300 million unsecured notes, and lease and interest payments.

In the fourth quarter of 2024 we paid a quarterly dividend of $0.185 per common share for a total of $12.5 million.

Cash used in investing activities relates to capital spend on maintenance and major projects and a repayment of long-term loan receivable from Atlas. For more information on our capital projects, please see Capital Projects and Growth Opportunities below.
Capital Projects and Growth Opportunities
The Geismar 3 ("G3") plant successfully produced first methanol in late July with the capital costs totaling slightly less than $1.30 billion, excluding fixed costs related to the delay. The plant passed its commercial performance tests during the quarter and the project is now complete.

Our planned operational capital expenditure directed towards maintenance, turnarounds, and catalyst changes, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $120 million for 2025.
ADDITIONAL INFORMATION – NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain additional non-GAAP measures and ratios throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted net income before income tax, Adjusted income tax expense, Adjusted effective tax rate, and Total debt and lease obligations attributable to Methanex shareholders. These non-GAAP financial measures and ratios reflect our 63.1% economic interest in the Atlas Facility, our 50% economic interest in the Egypt Facility and our 60% economic interest in Waterfront Shipping, and are useful as they are a better measure of our underlying performance, and assist in assessing the operating performance of the Company's business. These measures, at our share of our facilities, are a better measure of our underlying performance, as we fully run the operations on our partners' behalf, despite having less than full share of the economic interest. Adjusted EBITDA is also frequently used by securities analysts and investors when comparing our results with those of other companies. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures and ratios are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another.

These measures should be considered in addition to, and not as a substitute for, net income and revenue reported in accordance with IFRS.

METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 14

Adjusted EBITDA
Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other expenses, income taxes and asset impairment charge. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Net income attributable to Methanex shareholders	$45	$31	$33	$164	$174
Mark-to-market impact of share-based compensation	22	(18)	3	2	16
Gas contract settlement, net of tax	—	—	—	—	(31)
Depreciation and amortization	91	99	100	386	392
Finance costs	49	28	30	133	117
Finance income and other expenses	37	(42)	(11)	(12)	(40)
Income tax expense (recovery)	9	11	(14)	30	1
Asset impairment charge	—	125	—	125	—
Earnings of associate adjustment [1]	3	14	15	43	67
Non-controlling interests adjustment [2]	(32)	(32)	(8)	(107)	(74)
Adjusted EBITDA	$224	$216	$148	$764	$622
1    This adjustment represents the add-back of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility which are included in net income attributable to Methanex shareholders but excluded from Adjusted EBITDA.
2    This adjustment represents the deduction of the portion of depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our non-controlling interests' share which has been added back above but is excluded from Adjusted EBITDA.
METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 15

Adjusted Net Income and Adjusted Net Income per Common Share
Adjusted net income and Adjusted net income per common share are a non-GAAP measure and a non-GAAP ratio, respectively, because they exclude the mark-to-market impact of share-based compensation, the impact of the Egypt and New Zealand gas contract revaluations included in finance income and other expenses and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2024	Sep 30 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Net income attributable to Methanex shareholders	$45	$31	$33	$164	$174
Mark-to-market impact of share-based compensation, net of tax	19	(15)	3	2	13
Impact of Egypt and New Zealand gas contract revaluation, net of tax	20	(24)	(1)	(4)	(3)
Impact on earnings of associate of gas contract settlement, net of tax	—	—	—	—	(31)
Asset impairment charge, net of tax	—	90	—	90	—
Adjusted net income	$84	$82	$35	$252	$153
Diluted weighted average shares outstanding (millions)	67	68	68	68	68
Adjusted net income per common share	$1.24	$1.21	$0.52	$3.72	$2.25

Management uses these measures to analyze net income and net income per common share after adjusting for our economic interest in the Atlas and Egypt facilities and Waterfront Shipping, for reasons as described above. The exclusion of certain items associated with specific identified events is due to these amounts not being seen as indicative of operational performance. The exclusion of the mark-to-market portion of the impact of share-based compensation is due to these amounts not being seen as indicative of operational performance and can fluctuate in the intervening periods until settlement. The exclusion of the impact of the Egypt and New Zealand gas contract revaluations is due to the change in the derivative being unrealized with the fair value of the derivative expected to fluctuate in the intervening periods until settlement.
QUARTERLY FINANCIAL DATA (UNAUDITED)
Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Dec 31 2024	Sep 30 2024	Jun 30 2024	Mar 31 2024
Revenue	$949	$935	$920	$916
Net income attributable to Methanex shareholders	45	31	35	53
Basic net income per common share	0.67	0.46	0.52	0.78
Diluted net income per common share	0.67	0.35	0.52	0.77
Adjusted EBITDA	224	216	164	160
Adjusted net income	84	82	42	44
Adjusted net income per common share	1.24	1.21	0.62	0.65

	Three Months Ended
($ millions except per share amounts)	Dec 31 2023	Sep 30 2023	Jun 30 2023	Mar 31 2023
Revenue	$922	$823	$939	$1,038
Net income attributable to Methanex shareholders	33	24	57	60
Basic net income per common share	0.50	0.36	0.84	0.87
Diluted net income per common share	0.50	0.36	0.73	0.87
Adjusted EBITDA	148	105	160	209
Adjusted net income	35	1	41	76
Adjusted net income per common share	0.52	0.02	0.60	1.11
METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 16

Methanex Corporation
Quarterly History (unaudited)

	2024	Q4	Q3	Q2	Q1	2023	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	6,094	1,455	1,378	1,580	1,681	6,455	1,712	1,473	1,621	1649
Purchased methanol	3,471	911	987	766	807	3,527	890	905	884	848
Commission sales [1]	904	198	258	266	182	1,187	260	342	277	308
	10,469	2,564	2,623	2,612	2,670	11,169	2,862	2,720	2,782	2,805
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	670	143	72	178	277	1,381	344	226	408	403
USA (Geismar)	2,529	839	605	514	571	2,142	587	574	532	449
Trinidad (63.1% interest)	956	205	262	231	258	1,074	283	287	248	256
Egypt (50% interest)	460	155	93	129	83	504	20	160	163	161
Canada (Medicine Hat)	563	139	142	141	141	548	142	130	134	142
Chile	1,180	387	173	229	391	993	403	168	173	249
	6,358	1,868	1,347	1,422	1,721	6,642	1,779	1,545	1,658	1,660
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	355	370	356	352	343	333	322	303	338	371
($/gallon)	1.07	1.11	1.07	1.06	1.03	1.00	0.97	0.91	1.02	1.12

ADJUSTED EBITDA	764	224	216	164	160	622	148	105	160	209

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Basic net income	2.43	0.67	0.46	0.52	0.78	2.57	0.50	0.36	0.84	0.87
Diluted net income	2.39	0.67	0.35	0.52	0.77	2.57	0.50	0.36	0.73	0.87
Adjusted net income	3.72	1.24	1.21	0.62	0.65	2.25	0.52	0.02	0.60	1.11
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Average realized price is calculated as revenue divided by the total sales volume.

METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 17

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume.
CASH COSTS	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.
SALES VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We own 60% of Waterfront Shipping, which provides service to Methanex for the ocean freight component of our distribution and logistics costs. We consolidate both Egypt and Waterfront Shipping, which results in 100% of the financial results being included in our financial statements. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and Waterfront Shipping. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 18

FORWARD-LOOKING INFORMATION WARNING

This Fourth Quarter 2024 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Fourth Quarter 2024 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal," "targets," "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:
•anticipated closing date of the acquisition of OCI Global's methanol business ("Acquisition") and the expected benefits of the Acquisition, including benefits related to expected synergies and commodity diversification,
•anticipated synergies and Methanex's ability to achieve such synergies following closing of the Acquisition,
•whether the Acquisition will include OCI Global's 50% share of the Natgasoline plant,
•expected demand for methanol, including demand for methanol for energy uses, and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for start up of the same,
•expected increase in methanol production of assets to be acquired as part of the Acquisition,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures and anticipated timing and rate of return of such capital expenditures,
•anticipated operating rates of our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,
•expected tax rates or resolutions to tax disputes,
•expected cash flows, cash balances, earnings capability, debt levels, debt reduction and deleveraging plans, and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations,
•our shareholder distribution strategy and anticipated distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels) and gross domestic product growth,
•expected outcomes of litigation or other disputes, claims and assessments, and
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•future expectations and assumptions concerning the receipt of all regulatory approvals required to complete the Acquisition,
•Methanex's ability to realize the expected strategic, financial and other benefits of the Acquisition in the timeframe anticipated or at all,
•the outcome of the ongoing legal proceeding with respect to certain shareholder rights in respect of OCI Global's Natgasoline plant,
•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 19

•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•the availability of committed credit facilities and other financing,
•our ability to sustain the designed operating rates of the Geismar 3 plant,
•global and regional economic activity (including industrial production levels) and gross domestic product growth,
•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,
•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:
•failure to complete the Acquisition in accordance with the material terms of the Acquisition agreement or at all,
•failure to obtain any of the approvals required for the Acquisition,
•failure to acquire OCI Global's 50% joint venture interest in Natgasoline,
•failure to close the Acquisition credit facility,
•unforeseen difficulties in integrating the business operations or assets purchased pursuant to the Acquisition into our business and operations,
•failure to realize the expected strategic, financial and other benefits of the Acquisition in the timeframe anticipated or at all,
•unexpected costs or liabilities associated with the Acquisition,
•increased litigation or negative public perception as a result of the Acquisition,
•increased indebtedness of Methanex,
•conditions in the methanol and other industries, including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,
•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions, and
•other risks described in our 2023 Annual Management’s Discussion and Analysis and this Fourth Quarter 2024 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2024 FOURTH QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 20

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Revenue	$948,960	$922,419	$3,719,829	$3,723,475
Cost of sales and operating expenses	(734,226)	(772,468)	(3,009,407)	(3,068,072)
Depreciation and amortization	(90,567)	(100,115)	(385,703)	(391,830)
New Zealand gas sale net proceeds (note 10)	31,574	—	102,969	—
Egypt insurance recovery (note 11)	—	—	59,065	—
Asset impairment charge (note 2)	—	—	(124,788)	—
Operating income	155,741	49,836	361,965	263,573
Earnings (loss) of associate (note 3)	(5,727)	14,179	38,335	99,466
Finance costs (note 4)	(49,450)	(30,086)	(132,634)	(117,366)
Finance income and other expenses (note 9)	(36,502)	11,205	12,420	39,938
Income before income taxes	64,062	45,134	280,086	285,611
Income tax (expense) recovery:
Current	(22,784)	(271)	(74,126)	(49,924)
Deferred	14,027	14,708	44,285	48,435
	(8,757)	14,437	(29,841)	(1,489)
Net income	$55,305	$59,571	$250,245	$284,122
Attributable to:
Methanex Corporation shareholders	$45,074	$33,491	$163,986	$174,140
Non-controlling interests	10,231	26,080	86,259	109,982
	$55,305	$59,571	$250,245	$284,122

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.67	$0.50	$2.43	$2.57
Diluted net income per common share (note 6)	$0.67	$0.50	$2.39	$2.57

Weighted average number of common shares outstanding (note 6)	67,388,765	67,378,591	67,387,809	67,805,220
Diluted weighted average number of common shares outstanding (note 6)	67,392,884	67,572,104	67,560,060	67,811,615

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2024 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 1

Methanex Corporation
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Net income	$55,305	$59,571	$250,245	$284,122
Other comprehensive income (loss):
Items that may be reclassified to income:
Changes in cash flow hedges and excluded forward element (note 9)	61,058	(93,568)	(23,211)	(310,456)
Realized losses (gains) on foreign exchange hedges reclassified to revenue	(3,623)	187	(3,604)	3,105
Amounts reclassified on discontinuation of hedging relationship (note 9)	—	—	11,702	—
Items that will not be reclassified to income:
Actuarial gain (loss) on defined benefit pension plans	1,353	(2,827)	1,353	(2,827)
Taxes on above items	(13,583)	20,364	(14,096)	66,636
	45,205	(75,844)	(27,856)	(243,542)
Comprehensive income (loss)	$100,510	$(16,273)	$222,389	$40,580
Attributable to:
Methanex Corporation shareholders	$90,279	$(42,353)	$136,130	$(69,402)
Non-controlling interests	10,231	26,080	86,259	109,982
	$100,510	$(16,273)	$222,389	$40,580

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2024 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 2

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Dec 31 2024	Dec 31 2023
ASSETS
Current assets:
Cash and cash equivalents	$891,910	$458,015
Trade and other receivables	473,336	533,615
Inventories	453,463	426,774
Prepaid expenses	61,290	58,024
Other assets	30,820	3,893
	1,910,819	1,480,321
Non-current assets:
Property, plant and equipment (note 2)	4,197,509	4,411,768
Investment in associate (note 3)	101,438	184,249
Deferred income tax assets	204,091	152,250
Other assets (note 9)	183,269	197,967
	4,686,307	4,946,234
	$6,597,126	$6,426,555
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$546,305	$771,867
Current maturities on long-term debt (note 5)	13,727	314,716
Current maturities on lease obligations	122,744	120,731
Current maturities on other long-term liabilities	46,840	94,992
	729,616	1,302,306
Non-current liabilities:
Long-term debt (note 5)	2,401,208	1,827,085
Lease obligations	695,461	751,389
Other long-term liabilities	150,462	154,918
Deferred income tax liabilities	239,113	217,840
	3,486,244	2,951,232
Equity:
Capital stock	392,201	391,924
Contributed surplus	1,950	1,838
Retained earnings	1,629,386	1,514,264
Accumulated other comprehensive income	70,022	22,901
Shareholders' equity	2,093,559	1,930,927
Non-controlling interests	287,707	242,090
Total equity	2,381,266	2,173,017
	$6,597,126	$6,426,555

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2024 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 3

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2022	69,239,136	$401,295	$1,904	$1,466,872	$241,942	$2,112,013	$317,444	$2,429,457
Net income	—	—	—	174,140	—	174,140	109,982	284,122
Other comprehensive loss	—	—	—	(1,976)	(241,566)	(243,542)	—	(243,542)
Compensation expense recorded for stock options	—	—	124	—	—	124	—	124
Issue of shares on exercise of stock options	43,067	1,437	—	—	—	1,437	—	1,437
Reclassification of grant date fair value on exercise of stock options	—	190	(190)	—	—	—	—	—
Payments for repurchase of shares	(1,894,711)	(10,998)	—	(75,394)	—	(86,392)	—	(86,392)
Dividend payments to Methanex Corporation shareholders	—	—	—	(49,378)	—	(49,378)	—	(49,378)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(185,336)	(185,336)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	22,525	22,525	—	22,525
Balance, December 31, 2023	67,387,492	$391,924	$1,838	$1,514,264	$22,901	$1,930,927	$242,090	$2,173,017
Net income	—	—	—	163,986	—	163,986	86,259	250,245
Other comprehensive income (loss)	—	—	—	1,003	(28,859)	(27,856)	—	(27,856)
Compensation expense recorded for stock options	—	—	162	—	—	162	—	162
Issue of shares on exercise of stock options	7,720	227	—	—	—	227	—	227
Reclassification of grant date fair value on exercise of stock options	—	50	(50)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(49,867)	—	(49,867)	—	(49,867)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(40,642)	(40,642)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	75,980	75,980	—	75,980
Balance, December 31, 2024	67,395,212	$392,201	$1,950	$1,629,386	$70,022	$2,093,559	$287,707	$2,381,266

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2024 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 4

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$55,305	$59,571	$250,245	$284,122
Deduct loss (earnings) of associate	5,727	(14,179)	(38,335)	(99,466)
Add dividends received from associate	—	68,779	32,181	112,318
Add (deduct) non-cash items:
Depreciation and amortization	90,567	100,115	385,703	391,830
Income tax expense (recovery)	8,757	(14,437)	29,841	1,489
Share-based compensation expense	26,501	6,470	23,973	34,502
Finance costs	49,450	30,086	132,634	117,366
Mark-to-market impact of Level 3 derivatives	30,491	—	(2,652)	—
Asset impairment charge	—	—	124,788	—
Other	3,442	(8,669)	(6,316)	(24,651)
Interest received	4,517	4,235	15,120	21,633
Income taxes paid	(17,165)	(1,805)	(52,544)	(81,922)
Other cash payments, including share-based compensation	(8,799)	1,207	(33,805)	(37,894)
Cash flows from operating activities before undernoted	248,793	231,373	860,833	719,327
Changes in non-cash working capital (note 8)	32,123	(36,134)	(123,655)	(59,058)
	280,916	195,239	737,178	660,269

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	—	—	—	(86,391)
Dividend payments to Methanex Corporation shareholders	(12,466)	(12,465)	(49,867)	(49,378)
Interest paid	(67,356)	(67,161)	(168,762)	(168,636)
Net proceeds on issue of long-term debt	585,393	—	585,393	—
Repayment of long-term debt and financing fees (note 5)	(306,412)	(1,836)	(322,378)	(12,280)
Repayment of lease obligations	(34,831)	(31,704)	(141,247)	(118,159)
Distributions to non-controlling interests	(26,443)	(102,927)	(40,642)	(185,336)
Proceeds on issue of shares on exercise of stock options	227	293	227	1,437
Restricted cash for debt service accounts	535	(461)	1,467	(1,424)
Changes in non-cash working capital related to financing activities (note 8)	(42,285)	50,750	(67,737)	68,750
	96,362	(165,511)	(203,546)	(551,417)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(36,778)	(28,756)	(101,259)	(178,464)
Geismar plant under construction	(7,848)	(41,088)	(72,813)	(269,989)
Proceeds of share capital reduction from associate	12,643	—	12,643	—
Loan repayment from associate	39,391	—	76,328	—
Changes in non-cash working capital related to investing activities (note 8)	(3,880)	(30,565)	(14,636)	(60,130)
	3,528	(100,409)	(99,737)	(508,583)
Increase (decrease) in cash and cash equivalents	380,806	(70,681)	433,895	(399,731)
Cash and cash equivalents, beginning of period	511,104	528,697	458,015	857,747
Cash and cash equivalents, end of period	$891,910	$458,016	$891,910	$458,016

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2024 FOURTH QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 5

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.    Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements except for the adoption of amendments effective January 1, 2024 to IAS 1, Presentation of Financial Statements regarding the classification of liabilities as current or non-current, IFRS 16, Leases regarding sale-and-leaseback transactions and IAS 7, Statement of Cash Flows regarding supplier finance arrangements. The amendments did not have a material impact on the Company's consolidated financial statements.

Pillar Two model rules were published by the Organization for Economic Co-operation and Development (“Pillar Two rules”) and establish a global minimum fifteen percent top-up tax regime. Pillar Two rules were implemented in Canada and are effective for tax years beginning January 1, 2024. The Company is in scope of the proposed legislation. In May 2023, the IASB issued an amendment to IAS 12, establishing a mandatory exception for recognition and disclosure of deferred taxes related to the Pillar Two rules. The amendment also includes current tax disclosure requirements in the periods the rules are effective. The Company has adopted the IAS 12 amendment and our 2024 results do not include a significant amount of Pillar Two top-up taxes.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on January 29, 2025.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2023.
2.    Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at December 31, 2024	$3,501,683	$695,826	$4,197,509
Net book value at December 31, 2023	$3,654,475	$757,293	$4,411,768

a)Owned assets:

	Buildings, Plant Installations & Machinery	Plants Under Construction [1]	Ocean Going Vessels	Other	Total
Cost at December 31, 2024	$6,357,420	$—	$242,459	$129,920	$6,729,799
Accumulated depreciation at December 31, 2024	3,059,060	—	73,219	95,837	3,228,116
Net book value at December 31, 2024	$3,298,360	$—	$169,240	$34,083	$3,501,683
Cost at December 31, 2023	$4,880,207	$1,355,497	$240,723	$128,663	$6,605,090
Accumulated depreciation at December 31, 2023	2,794,702	—	61,390	94,523	2,950,615
Net book value at December 31, 2023	$2,085,505	$1,355,497	$179,333	$34,140	$3,654,475
    1    Geismar 3 completed its performance test and reached the use intended by management in October. As a result, it was transferred to Buildings, Plant Installations & Machinery during the quarter. Included in the final cost of the Geismar 3 plant is $201 million of capitalized interest and finance charges.

METHANEX CORPORATION 2024 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 6

During the third quarter of 2024, the Company recorded a non-cash before-tax asset impairment charge of $125 million ($90 million after-tax) in property, plant and equipment to write down the carrying value of the New Zealand Cash Generating Unit.

Based on natural gas feedstock availability and the completion of Geismar 3, the Company has extended the useful lives of the Chile facilities and Geismar 1 and 2. The effect of these changes on actual and expected depreciation expense was as follows.

	2024	2025	2026	2027	2028	Later
(Decrease) increase in depreciation expense	$(9,691)	$(61,099)	$(10,193)	$(10,985)	$(13,363)	$105,331

b)Right-of-use assets:

	Ocean Going Vessels	Terminals, Tanks and Rail	Other	Total
Cost at December 31, 2024	$935,169	$366,549	$58,362	$1,360,080
Accumulated depreciation at December 31, 2024	406,407	222,571	35,276	664,254
Net book value at December 31, 2024	$528,762	$143,978	$23,086	$695,826
Cost at December 31, 2023	$910,720	$332,441	$58,622	$1,301,783
Accumulated depreciation at December 31, 2023	314,324	196,303	33,863	544,490
Net book value at December 31, 2023	$596,396	$136,138	$24,759	$757,293
3.    Interest in Atlas joint venture:

a)Stand-alone financial information:
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. In mid-September the Atlas facility was idled, as its legacy 20-year natural gas supply agreement expired. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Dec 31 2024	Dec 31 2023
Cash and cash equivalents	$18,934	$126,392
Other current assets	49,803	189,062
Non-current assets	145,298	149,354
Current liabilities	(42,901)	(157,835)
Other long-term liabilities, including current maturities	(10,376)	(135,940)
Net assets at 100%	$160,758	$171,033
Net assets at 63.1%	$101,438	$107,921
Long-term receivable from Atlas	—	76,328
Investment in associate	$101,438	$184,249

METHANEX CORPORATION 2024 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 7

	Three Months Ended		Years Ended
Statements of income	Dec 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Revenue	$—	$104,934	$344,892	$466,312
Cost of sales and depreciation and amortization	(14,770)	(68,559)	(254,047)	(289,705)
Gas contract settlement (b)	—	—	—	75,000
Operating (loss) income	(14,770)	36,375	90,845	251,607
Finance costs, finance income and other expenses	(513)	(2,562)	(5,739)	(10,316)
Income tax recovery (expense) (b)	6,207	(11,342)	(24,353)	(83,659)
Net (loss) earnings at 100%	$(9,076)	$22,471	$60,753	$157,632
Earnings (loss) of associate at 63.1%	$(5,727)	$14,179	$38,335	$99,466

Dividends received from associate	$—	$68,779	$32,181	$112,318
Share capital reduction	$12,643	$—	$12,643	$—

b)Atlas tax assessments:
The Board of Inland Revenue of Trinidad and Tobago ("the BIR") has audited and issued assessments against Atlas in respect of the 2005 to 2018 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts that commenced in 2005 and continued with affiliates through 2014 and with an unrelated third party through 2019.

The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes these were reflective of market considerations at that time.

During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales to an unrelated third party represented approximately 10% of Atlas-produced methanol. Atlas had partial relief from corporation income tax until late July 2014.

The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.

The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.

During the fourth quarter, the Trinidad tax court issued a ruling in the Company's favour. At present the BIR is reviewing whether to proceed with an appeal and should it decide to proceed, the Company will continue to defend its position. The Company anticipates the resolution of this matter through the court systems to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.

METHANEX CORPORATION 2024 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 8

4. Finance costs:

	Three Months Ended		Years Ended
	Dec 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Finance costs	$51,797	$45,391	$183,699	$172,814
Less capitalized interest related to Geismar plant under construction	(2,347)	(15,305)	(51,065)	(55,448)
	$49,450	$30,086	$132,634	$117,366

Finance costs are primarily comprised of interest on the unsecured notes, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use. The Geismar 3 plant commenced production at full operating rates during the fourth quarter of 2024, and accordingly, we ceased capitalizing interest costs related to Geismar 3 from the date that the facility commenced commercial operations.
5.    Long-term debt:

As at	Dec 31 2024	Dec 31 2023
Unsecured notes
$300 million at 4.25% due December 1, 2024	$—	$299,283
$700 million at 5.125% due October 15, 2027	696,104	694,844
$700 million at 5.25% due December 15, 2029	696,395	695,824
$600 million at 6.25% due March 15, 2032	585,562	—
$300 million at 5.65% due December 1, 2044	295,820	295,709
	2,273,881	1,985,660
Other limited recourse debt facilities
5.58% due through June 30, 2031	49,450	56,637
5.35% due through September 30, 2033	59,138	65,300
5.21% due through September 15, 2036	32,466	34,204
Total long-term debt [1]	2,414,935	2,141,801
Less current maturities [1]	(13,727)	(314,716)
	$2,401,208	$1,827,085
1    Long-term debt and current maturities are presented net of deferred financing fees.
At December 31, 2024, the Company has access to a $500 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions.

The existing revolving credit facility was entered into with the following significant covenants and default provisions:
a)the obligation to maintain a minimum EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited recourse subsidiaries,
b)a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c)a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The revolving credit facility is partially secured by certain assets of the Company, and also includes other customary covenants including restrictions on the incurrence of additional indebtedness.

METHANEX CORPORATION 2024 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 9

To support the OCI Acquisition (Refer to Note 12 - Agreement to Acquire OCI Global's Methanol Business), the Company renewed its $500 million revolving credit facility by increasing the existing $300 million tranche to $400 million with a new five-year tenor, and the renewal of the $200 million tranche with a new three-year tenor, both from the closing date of the OCI Acquisition. Additionally, a term loan commitment of $650 million was added to partially finance the OCI Acquisition. The increase to a total availability of $600 million under the revolving credit facility and availability of the $650 million term loan commitment are subject to the closing of the OCI Acquisition. During the quarter ended December 31, 2024, the Company (through its wholly-owned US subsidiary, Methanex US Operations Inc.) also issued $600 million of senior unsecured notes bearing a coupon of 6.25% and due March 15, 2032. The $600 million senior unsecured notes are subject to a special mandatory redemption if either (1) the OCI Acquisition is not completed within the time period required by the related acquisition agreement, as it may be extended (but in no event later than May 31, 2026) or (2) Methanex publicly announces that it will not proceed with the OCI Acquisition for any reason, as further described in the terms of the notes. The Company also repaid $300 million of unsecured notes due December 1, 2024.
In October, to support the OCI Acquisition, the Company successfully syndicated a 364-day bridge facility (“Bridge Facility”). As a result of the successful syndication of the $650 million term loan commitment and successful issuance of the $600 million senior unsecured notes, the commitment under the Bridge Facility was reduced to nil and the facility was terminated effective November 28, 2024.
The covenants governing the Company’s and Methanex US Operations Inc.'s unsecured notes, which are specified in an indenture, apply to the Company, Methanex US Operations Inc. and its subsidiaries, excluding the Egypt entity and the Atlas joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indentures also contain customary default provisions.
Failure to comply with any of the covenants or default provisions of the long-term debt arrangements described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.
As at December 31, 2024, management believes the Company was in compliance with all covenants related to long-term debt obligations.
Other limited recourse debt facilities relate to financing for a certain number of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
6.    Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the year ended December 31, 2024 and three months ended December 31, 2023 and an adjustment was required for the numerator and the denominator. For the three months December 31, 2024, and the year ended December 31, 2023, the cash-settled method was more dilutive and no adjustment was required for the numerator or the denominator.

METHANEX CORPORATION 2024 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 10

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three months and year ended December 31, 2024 and 2023, stock options were dilutive, resulting in an adjustment to the denominator. For the year ended December 31, 2024 and the three months ended December 31, 2023, TSARs were dilutive, resulting in an adjustment to the denominator. For the three months ended December 31, 2024 and year ended December 31, 2023, TSARs were not dilutive, resulting in no adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Numerator for basic net income per common share	$45,074	$33,491	$163,986	$174,140
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	—	547	1,995	—
Equity-settled expense	—	(610)	(4,385)	—
Numerator for diluted net income per common share	$45,074	$33,428	$161,596	$174,140

A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Denominator for basic net income per common share	67,388,765	67,378,591	67,387,809	67,805,220
Effect of dilutive stock options	4,119	5,698	6,438	6,395
Effect of dilutive TSARs	—	187,815	165,813	—
Denominator for diluted net income per common share	67,392,884	67,572,104	67,560,060	67,811,615
7.    Share-based compensation:

a)     Share appreciation rights ("SARs") and TSARs:

(i)Outstanding units:

Information regarding units outstanding at December 31, 2024 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2023	402,532	$46.65	2,007,470	$45.10
Granted	83,840	43.13	255,540	42.58
Exercised	(22,837)	39.75	(180,838)	33.43
Cancelled	—	—	(20,893)	50.74
Expired	(87,120)	50.15	(236,062)	50.17
Outstanding at September 30, 2024	376,415	$45.47	1,825,217	$45.18
Exercised	(7,720)	29.27	(5,119)	35.67
Cancelled	(2,421)	51.94	—	—
Outstanding at December 31, 2024	366,274	$45.77	1,820,098	$45.21

METHANEX CORPORATION 2024 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 11

	Units Outstanding at December 31, 2024			Units Exercisable at December 31, 2024
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$29.27 to $38.79	2.53	90,318	$32.73	90,318	$32.73
$42.34 to $50.49	5.53	161,896	46.32	34,360	49.41
$54.65 to $78.59	0.40	114,060	55.33	114,060	55.33
	3.19	366,274	$45.77	238,738	$45.93
TSARs:
$29.27 to $38.79	2.59	606,205	$33.30	606,205	$33.30
$42.34 to $50.49	5.18	666,483	46.77	221,562	48.97
$54.65 to $78.59	0.66	547,410	56.50	547,410	56.50
	2.96	1,820,098	$45.21	1,375,177	$45.06

(ii)Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at December 31, 2024 was $28.1 million compared to the recorded liability of $25.3 million. The difference between the fair value and the recorded liability of $2.8 million will be recognized over the weighted average remaining vesting period of approximately 1.5 years. The weighted average fair value was estimated at December 31, 2024 using the Black-Scholes option pricing model.

For the three months and year ended December 31, 2024, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expense of $9.3 million (2023 - an expense of $0.6 million) and an expense of $3.9 million (2023 - an expense of $10.5 million), respectively. This included an expense of $8.4 million (2023 - a recovery of $0.1 million) and a recovery of $1.8 million (2023 - an expense of $6.6 million), related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2024 and 2023, respectively.

b)Deferred, restricted and performance share units:
Deferred, restricted and performance share units outstanding at December 31, 2024 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2023	157,700	310,854	631,122
Granted	26,900	134,080	234,430
Performance factors impact on redemption [1]	—	—	47,473
Granted in-lieu of dividends	2,260	4,223	7,741
Redeemed	—	(108,090)	(297,331)
Cancelled	—	(12,389)	(20,714)
Outstanding at September 30, 2024	186,860	328,678	602,721
Granted	1,259	—	—
Granted in-lieu of dividends	567	1,245	2,372
Redeemed	(33,892)	(10,045)	—
Cancelled	—	(4,523)	(3,591)
Outstanding at December 31, 2024	154,794	315,355	601,502
1    The number of performance share units that ultimately vest are determined by performance factors as described below. The performance factors impact relates to performance share units redeemed in the quarter ended March 31, 2024.

METHANEX CORPORATION 2024 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 12

Performance share units are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Units vest over three years and include two equally weighted performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average modified return on capital employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%.
Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2024 was $60.5 million compared to the recorded liability of $48.5 million. The difference between the fair value and the recorded liability of $12.0 million will be recognized over the weighted average remaining vesting period of approximately 1.7 years.
For the three months and year ended December 31, 2024, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $17.2 million (2023 - an expense of $5.9 million) and an expense of $19.9 million (2023 - an expense of $23.9 million), respectively. This included an expense of $14.1 million (2023 - an expense of $2.8 million) and an expense of $4.3 million (2023 - an expense of $8.8 million), related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2024 and 2023 respectively.
8.Changes in non-cash working capital:
Changes in non-cash working capital for the three and twelve months ended December 31, 2024 and 2023 were as follows:

	Three Months Ended		Years Ended
	Dec 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Changes in non-cash working capital:
Trade and other receivables	$208,745	$(54,929)	$60,279	$(32,690)
Inventories	(44,609)	(18,115)	(26,689)	12,997
Prepaid expenses	(1,096)	(21,835)	(3,266)	(19,439)
Trade, other payables and accrued liabilities	(224,473)	63,118	(225,562)	(17,333)
	(61,433)	(31,761)	(195,238)	(56,465)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	47,391	15,812	(10,790)	6,027
Changes in non-cash working capital having a cash effect	$(14,042)	$(15,949)	$(206,028)	$(50,438)

These changes relate to the following activities:
Operating	$32,123	$(36,134)	$(123,655)	$(59,058)
Financing	(42,285)	50,750	(67,737)	68,750
Investing	(3,880)	(30,565)	(14,636)	(60,130)
Changes in non-cash working capital	$(14,042)	$(15,949)	$(206,028)	$(50,438)

9.Financial instruments:
Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market

METHANEX CORPORATION 2024 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 13

values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models with those using market observable inputs classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element is excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income, reclassified from the statement of other comprehensive income.
Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs.
    North American natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.
The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar. Natural gas is fungible across the Geismar plants. Other costs incurred to transport natural gas from the contracted delivery point Henry Hub to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.

As at	Dec 31 2024	Dec 31 2023
Maturities	2025-2032	2024-2032
Notional quantity [1]	310,520	347,190
Notional quantity per day, annualized [1]	50 - 210	50 - 170
Notional amount	$1,048,973	$1,183,319
Net fair value	$89,632	$29,925
1    In thousands of Million British Thermal Units (MMBtu)
Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the unaudited consolidated statements of financial position is as follows:

As at	Dec 31 2024	Dec 31 2023
Other current assets	$25,760	$470
Other non-current assets	100,683	120,638
Other current liabilities	(14,708)	(60,532)
Other long-term liabilities	(22,103)	(30,651)
Net fair value	$89,632	$29,925
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at December 31, 2024, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 29.7 million euros (December 31, 2023 - 12.2 million euros). The euro contracts had a positive fair value of

METHANEX CORPORATION 2024 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 14

$2.0 million included in Other current assets (December 31, 2023 - negative fair value of $0.5 million included in Other current liabilities).
Changes in cash flow hedges and excluded forward element
Information regarding the impact of changes in cash flow hedges and cost of hedging reserve in the consolidated statement of comprehensive income is as follows:

	Three Months Ended		Years Ended
	Dec 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Change in fair value of cash flow hedges	$221,998	$(38,503)	$187,921	$(276,619)
Forward element excluded from hedging relationships	(160,940)	(55,065)	(211,132)	(33,837)
	$61,058	$(93,568)	$(23,211)	$(310,456)
Fair value - Level 2 instruments
The fair value of the Company’s North American natural gas forward contracts and Euro forward exchange contracts are derivative financial instruments determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be minimal.

			Cash inflows (outflows) by term to maturity - undiscounted
	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Natural gas forward contracts assets	$126,443	$140,422	$26,443	$70,717	$37,472	$5,790
Natural gas forward contracts liabilities	(36,811)	(45,635)	(15,038)	(5,808)	(4,330)	(20,459)
Euro forward exchange contracts	1,971	1,971	1,971	—	—	—
	$91,603	$96,758	$13,376	$64,909	$33,142	$(14,669)

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	December 31, 2024		December 31, 2023
As at	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,437,286	$2,348,705	$2,156,534	$2,063,661

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.

METHANEX CORPORATION 2024 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 15

Fair value - Level 3 instrument - Egyptian natural gas supply contract
The Company holds a long-term natural gas supply contract expiring in 2035 with the Egyptian Natural Gas Holding Company, a State-Owned enterprise in Egypt. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol for the full volume of natural gas to supply the plant through 2035. As a result of an amendment in 2022, the contract is being treated as a derivative measured at fair value.
There is no observable, liquid spot market or forward curve for natural gas in Egypt. In addition, there are limited observable prices for natural gas in Egypt as all natural gas purchases and sales are controlled by the government and the observed prices differ based on the produced output or usage.
Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, the contract's fair value is estimated using a Monte-Carlo model. The Monte-Carlo model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We consider market participant assumptions in establishing the model inputs and determining fair value, including adjusting the base fixed price and methanol based premium at the valuation date to consider estimates of inflation since contract inception.
At December 31, 2024 the fair value of the derivative associated with the remaining term of the natural gas supply contract is $14.3 million recorded in Other non-current assets (December 31, 2023 - $20.4 million). Changes in fair value of the contract are recognized in Finance income and other expenses.
The table presents the Level 3 inputs and the sensitivities of the Monte-Carlo model valuation to changes in these inputs:

	Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
Methanol price volatility (before impact of mean reversion)	35%	+/- 5%	$+/-6 million
Methanol price forecast	$360 - $430 per MT	+/- $25 per MT	$-4/+5 million
Discount rate	7.5%	+/- 1%	$-1/+1 million
It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.
Fair value - Level 3 instrument - New Zealand natural gas supply contract
The Company holds a long-term natural gas supply contract expiring in 2029 with OMV New Zealand ("OMV"), one of the largest gas suppliers in New Zealand. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol.
During 2024, the Company entered into short-term commercial arrangements to provide its contracted natural gas into the New Zealand electricity market (Refer to Note 10 - New Zealand gas sale net proceeds). The on-sale of natural gas has impacted the accounting assessment for the contract whereby it is now considered a derivative to be measured at fair value.
The New Zealand wholesale gas market is relatively small and concentrated as there are a limited number of suppliers and consumers. There is a limited observable, liquid spot market and no forward curve for natural gas in New Zealand. The gas trading platform used to facilitate short-term balance in the gas market trades inconsequential volumes relative to the scope of the Company’s gas consumption and the overall gas market. The Company does not believe transactions on this platform take place with sufficient frequency and volume to provide pricing information.
Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, we have estimated fair value using an economic model. The model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We have considered market participant assumptions in establishing the model inputs and determining fair value, including potential sharing mechanisms for gas on-sales to consider the change in the local market gas supply and demand dynamics since contract inception.
At December 31, 2024 the fair value associated with the remaining term of the natural gas supply contract including consideration of on-sales is $8.7 million recorded in Other non-current assets. Changes in fair value of the contract are recognized in Finance income and other expenses.

METHANEX CORPORATION 2024 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 16

The table presents the Level 3 inputs and the sensitivities of the economic model valuation to changes in these inputs:

Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
New Zealand forward electricity pricing	$65 - $235 NZD$/MWH	+/- $50 NZD/MWH	$-/+ 0.3 million
Methanol price forecast	$300 - $360 per MT	+/- $25 per MT	$-/+0.3 million
Volume of natural gas	Annual estimates based on third party forecasts	+/- 10%	$+/- 2 million

It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.
10.New Zealand gas sale net proceeds:
In the third quarter of 2024, the Company entered into short-term commercial arrangements to provide the natural gas available to the Company into the New Zealand electricity market. As a result, the Company has recognized $32 million and $103 million of net proceeds in the three months and year ended December 31, 2024, respectively, relating to gas provided. This does not include fixed costs, the impact of lost margin on the sale of methanol that was not produced in the period and additional supply chain costs incurred.
11.Egypt insurance recovery:
We experienced an outage at the Egypt plant from October 2023 to February 2024. For the year ended December 31, 2024, we have recorded a $59 million ($30 million - attributable to Methanex) insurance recovery which partially offsets repair costs charged to earnings and lost margins incurred in the fourth quarter of 2023 and first quarter of 2024.
12.Agreement to Acquire OCI Global's Methanol Business:
On September 8, 2024, Methanex entered into a definitive agreement to acquire OCI Global’s international methanol business, subject to certain conditions and approvals. Excluding the impact of cash, debt, and working capital adjustments, and including the assumption of a share of non-recourse debt, consideration for the OCI Acquisition will consist of $1.18 billion in cash and the issuance of 9.9 million common shares of Methanex Corporation.

METHANEX CORPORATION 2024 FOURTH QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 17

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 29, 2025	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel and Corporate Secretary